EXHIBIT 99.1


BONSO ELECTRONICS REPORTS INCREASED SALES FOR THE THIRD QUARTER.

Hong Kong, February 7, 2005/Xinhua-PRNewswire-FirstCall/ - - Bonso Electronics International, Inc (NASDAQ: BNSO) a designer and manufacturer of sensor based and communications products, today announced financial results for the three and nine month periods ended 31 December 2004.

For the third quarter ended 31 December 2004, Bonso's sales were $18.3 million, or 6.3% above the same quarter in 2003. Sales were driven mainly by increases in sensor based products. Net income was $600,000 or $0.10 per share (diluted). Net income was approximately equal to the same period last year.

Net income for the nine month period ended 31 December 2004 was $2.1 million or $0.35 per share, which is approximately equal to the net income in the same period last year. Sales for the nine month period ended 31 December was $55.7 million, a decrease of 4. 4% compared to sales of $58.3 million in the comparable 2003 period.

Mr. George O'Leary, President and CEO stated: "We are pleased that in the third quarter our sensor based product sales increases of 17.8% over last year was enough to offset the reduction in sales of 15.0% in our telecommunications products business to allow us to show overall sales growth of 6.3%. We are cautiously optimistic that sales will continue to grow in the sensor based product area, as they have all year, as a result of increases from our current customers, new customers and the apparent good reaction to new product introductions we have made recently. Telecommunications product sales will continue to be soft in the near term due to seasonality associated with the consumer electronics business, but we anticipate resurgence as our OEM customers release new offerings such as the 5.8 gigahertz cordless telephone that is currently in production."

Mr. George O'Leary further said: "Throughout the nine months of fiscal 2005, we have been enjoying the benefits of generating positive cash flow from operations. Our cash position at the end of the third quarter is $13.5 million ($2.30 per share). We are continuing to invest in expansion of our plant and equipment to support future growth. We have many opportunities to exploit, and we have the financial resources to implement the initiatives we chose. With no sizable debt and a strong balance sheet, we never stop investing in the future of Bonso. We aggressively fund development of new products and technologies, facilities and capital equipment. We enhanced the capabilities of our global information system and added functionality focused on strengthening our relationships with our customers and suppliers .We believe we have great upside potential in both the sensor based and telecommunications markets we serve. Business challenges notwithstanding, we remain confident in the overall strategy and growth plan we are implementing."


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About Bonso Electronics

Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments. Bonso products are manufactured in the People's Republic of China with customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. For further information, visit the company's website at http://www.bonso.com.

Attachments: 1. Balance Sheet 2. Income Statement

The statements contained in this press release which are not historical fact are forward looking statements that involve certain risks and uncertainties including, but not limited to risks associated with the uncertainty of future financial results, seasonality of scales of certain products, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, currency fluctuations, estimates of market growth, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

For more information about Bonso, please contact

In US - George OLeary,
Tel: 1-949-760-9611
Fax: 1-949-760-9607

In Hong Kong - Cathy Pang
Tel: +852-2605-5822
Fax: +852-2691-1724